

Future Proof Brands, LLC

Financial Statements

(With Independent Auditors' Report)

December 31, 2020 and 2019



Independent Auditors' Report

To the Members of
Future Proof Brands, LLC:

Report on the Financial Statements
We have audited the accompanying financial statements of Future Proof Brands, LLC (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Basis for Qualified Opinion
We were unable to obtain sufficient appropriate audit evidence about inventory of $1,371,088 as of December 31, 2019 and cost of sales of $4,990,172 and $4,004,883 during the years ended December 31, 2020 and 2019, because we were not engaged as the Company's auditors until 2020 and were not able to perform a physical count of the Company's beginning inventory balance on December 31, 2018 and ending balance as of December 31, 2019 or perform alternative procedures to verify the existence and accuracy of the amount. Consequently, we were unable to determine whether any adjustments to these amounts were necessary.

Qualified Opinion
In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
November 1, 2021
Austin, Texas

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

FUTURE PROOF BRANDS, LLC
Balance Sheets
December 31, 2020 and 2019

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 256,301	$ 646,464
Accounts receivable, net	690,260	410,111
Inventory, net	916,550	1,371,088
Debt acquisition costs, net	-	8,542
Prepaid expenses and other assets	-	31,382
Total current assets	1,863,111	2,467,587
Property and equipment, net	17,669	26,001
Total assets	$ 1,880,780	$ 2,493,588
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$ 1,477,504	$ 626,360
Accrued expenses	592,971	493,091
Stock subscription payable	499,481	-
Capital contribution payable	170,000	170,000
Convertible notes payable, net of discount	178,417	-
PPP note payable	313,500	-
Total current liabilities	3,231,873	1,289,451
Notes payable, net of discount (Note 6)	1,920,350	1,488,784
Total liabilities	5,152,223	2,778,235
Commitments and contingencies (Note 13)	-	-
Members' Equity		
Series Seed preferred units; 1,704,075 shares issued and outstanding liquidation preference of $1,000,000	1,000,000	1,000,000
Series A preferred units; 2,158,539 shares issued and outstanding; liquidation preference of $4,884,378	4,884,378	4,884,378
Series B preferred units; 2,130,577 shares issued and outstanding; liquidation preference of $5,595,960	5,274,985	5,274,985
Common units; 3,738,547 and 3,668,645 shares issued and outstanding, respectively	167,632	105,833
Accumulated deficit	(14,598,438)	(11,549,843)
Total members' equity	(3,271,443)	(284,647)
Total liabilities and members' equity	$ 1,880,780	$ 2,493,588

See accompanying notes and independent auditors' report.

FUTURE PROOF BRANDS, LLC

Statements of Operations

For the Years Ended December 31, 2020 and 2019

		2020		2019
Revenues	$	7,524,675	$	4,199,062
Cost of Sales		4,990,172		4,004,883
Gross Profit		2,534,503		194,179
Operating expenses				
General and administrative		864,476		999,608
Operations		426,594		266,608
Compensation and benefits		2,682,394		2,065,161
Marketing		819,688		642,052
Sales		486,428		379,668
Depreciation		8,332		12,616
Total operating expenses		5,287,912		4,365,713
Operating loss		(2,753,409)		(4,171,534)
Other Expense				
Interest expense		282,236		57,903
Total other expense		282,236		57,903
Loss before income taxes		(3,035,645)		(4,229,437)
Income tax expense		12,950		4,911
Net loss	$	(3,048,595)	$	(4,234,348)

See accompanying notes and independent auditors' report.

FUTURE PROOF BRANDS, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2020 and 2019

	Series Seed Preferred Units		Series A Preferred Units		Series B Preferred Units		Common Units		Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2018	1,704,075 $	1,000,000	2,158,539 $	4,884,378	948,756 $	2,170,951	3,668,645 $	83,783 $	(7,315,495) $	823,617
Issuance of Series B preferred units	-	-	-	-	1,166,972	2,990,655	-	-	-	2,990,655
Issuance of Series B preferred units in exchange for bridge notes	-	-	-	-	14,849	113,379	-	-	-	113,379
Issuance of warrants in conjunction with notes payable	-	-	-	-	-	-	-	13,131	-	13,131
Profits interest expense	-	-	-	-	-	-	-	8,919	-	8,919
Net loss	-	-	-	-	-	-	-	-	(4,234,348)	(4,234,348)
Balance at December 31, 2019	1,704,075	1,000,000	2,158,539	4,884,378	2,130,577	5,274,985	3,668,645	105,833	(11,549,843)	(284,647)
Discount for convertible notes payable	-	-	-	-	-	-	-	40,000	-	40,000
Issuance of warrants in conjunction with notes payable	-	-	-	-	-	-	-	8,100	-	8,100
Cancellation of profits interest units	-	-	-	-	-	-	(33,916)	-	-	-
Profits interest expense	-	-	-	-	-	-	103,818	13,699	-	13,699
Net loss	-	-	-	-	-	-	-	-	(3,048,595)	(3,048,595)
Balance at December 31, 2020	1,704,075 $	1,000,000	2,158,539 $	4,884,378	2,130,577 $	5,274,985	3,738,547 $	167,632 $	(14,598,438) $	(3,271,443)

See accompanying notes and independent auditors' report.

FUTURE PROOF BRANDS, LLC

Statement of Cash Flows

For the Years Ended December 31, 2020 and 2019

		2020		2019
Cash flows from operating activities:				
Net loss	$	(3,048,595)	$	(4,234,348)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		8,332		12,616
Accretion of debt discount		41,625		3,373
Reserve for inventory obsolescence		5,665		135,073
Profits interest expense		13,699		8,919
Change in assets and liabilities:				
Accounts receivable		(280,149)		206,637
Inventory		448,873		(1,283,860)
Prepaid expenses and other assets		31,382		101,589
Accounts payable		851,144		460,757
Accrued expenses		99,880		297,911
Net cash used in operating activities		(1,828,144)		(4,291,333)
Cash flows from investing activities:		-		-
Cash flows from financing activities:				
Proceeds from issuance of notes payable		425,000		1,500,000
Proceeds from PPP note payable		313,500		-
Proceeds from convertible notes payable		200,000		-
Proceeds from issuance of bridge loan		-		113,379
Payments on debt acquisition costs		-		(10,000)
Payments on term loan		-		(15,392)
Proceeds from issuance of preferred units		499,481		2,990,655
Net cash provided by financing activities		1,437,981		4,578,642
Net (decrease) increase in cash		(390,163)		287,309
Cash and cash equivalents at beginning of year		646,464		359,155
Cash and cash equivalents at end of year	$	256,301	$	646,464
Interest paid	$	230,101	$	88,090
Income taxes paid	$	12,950	$	4,911
Noncash investing and financing activities:				
Conversion of notes payable to Series B preferred units	$	-	$	113,379

See accompanying notes and independent auditors' report.

Note 1 - Nature of Business

Future Proof Brands, LLC, a Delaware limited liability company (the "Company"), was formed in 2014. In October 2019, the Company changed its name from BeatBox Beverages, LLC. The Company produces alcoholic party punch in several flavors. The Company uses third-party manufacturing partners to produce its product and sells its product through distributors throughout much of the United States.

Note 2 – Liquidity and Capital Resources

Based on current financial projections for 2021, the Company's management believes it has sufficient liquidity to maintain operations through at least November 1, 2022. In addition, the Company's outstanding notes payable are held by Preferred Unit holders. Failure to generate additional revenue, raise additional capital or manage discretionary spending could have a material adverse effect on the Company's ability to continue as a going concern.

Note 3 - Significant Accounting Policies

Basis of Accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 15-30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes historical loss experience and the length of time receivables are past due. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The provision for doubtful accounts as of December 31, 2020 and 2019 was zero.

Inventory
Inventory consists of finished goods stated at the lower of First In First Out ("FIFO") cost or market. Cost includes certain indirect purchasing, merchandise handling and storage costs incurred to acquire or manufacture inventory and costs to process and put away shipments received in order to prepare them to be picked for orders. Inventories are adjusted for estimated obsolescence and written down to net realizable value based upon estimates of future demand and market conditions. The inventory reserve was $140,738 and $135,073 as of December 31, 2020 and 2019, respectively.

Note 3 - Significant Accounting Policies *(continued)*

Revenue recognition
Revenue is recognized at the point in which the performance obligation under the terms of a contract with the customer have been satisfied and control has transferred. The Company's performance obligation is typically defined as the accepted purchase order, or the contract, with the customer which requires the Company to deliver the requested products at agreed upon prices at the time and location of the customer's choice.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for fulfilling the performance obligation. Sales and other taxes the Company collects concurrent with the sale of products are excluded from revenue. The Company's normal payment terms vary by the type and location of its customers and the products offered. The time between invoicing and when payment is due is not significant. None of the Company's customer contracts as of December 31, 2020 and 2019 contain a significant financing component.

The Company's practice on product returns is to accept and credit the return of unopened cases of products from customers where the quantity is small, where the product has been misplaced or the product is defective. Provisions are made for estimated sales returns which are deducted from net sales at the time of shipment.

The Company routinely offers sales discounts and promotions through various programs to its customers and retailers. These programs include rebates, temporary on shelf price reductions, off invoice discounts, retailer advertisements, product coupons and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. At the end of each accounting period, the Company recognizes a liability for estimated sales discounts that have been incurred but not paid. The offsetting charge is recorded as a reduction of revenues in the same period when the expense is incurred. During the years ended December 31, 2020 and 2019, the total sales returns, discounts and promotions was $457,283 and $556,212, respectively.

The Company recognizes the incremental costs of obtaining contracts as a reduction of revenues when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. If the amortization period of the assets is greater than one-year, the cost is recognized over the lesser of the contract term or expected period the Company expects to receive substantial benefit, whichever is shorter. As of December 31, 2020 and 2019, there are no prepaid assets associated with obtaining sales contracts.

Deferred revenue is presented for merchandise that has not yet transferred control to the customer, but for which tender has been accepted. Deferred revenue is recognized in sales either at a point in time when the customer obtains control of merchandise through pickup or delivery.

Cost of revenues
Cost of revenues consists of the cost of the product, inbound freight charges, outbound freight charges, purchasing and receiving costs, merchandise handling and internal transfer costs. Cost of sales does not include any allocation of payroll expenses.

Note 3 - Significant Accounting Policies *(continued)*

Property and equipment
Property and equipment consist principally of equipment, computers, furniture, leasehold improvements and software. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from two to seven years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted cash flows, without interest charges, will be less than the carrying amount of the assets. During the years ended December 31, 2020 and 2019, the Company did not incur any long-lived asset impairments.

Marketing and advertising costs
The Company expenses marketing and advertising costs as incurred.

Unit-based compensation
The Company expenses unit-based payments issued to employees, consultants and other service providers through the Company's Profits Interest Plan, in the income statement based on their fair value less estimated forfeitures. Compensation cost is recognized over the award's requisite service period (which is generally the vesting term).

The value of equity instruments issued to non-employees is calculated for all transactions in which goods or services are the consideration received for the issuance of equity instruments and is accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the commitment date if there is sufficient disincentive to ensure performance.

Credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

Fair Value of Financial Instruments
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Note 3 - Significant Accounting Policies *(continued)*

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. The notes payable has a fixed rate that approximates fair value as of December 31, 2020 and 2019 due to the proximity of the agreements to the balance sheet date.

Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Members are liable for individual federal income taxes on their taxable net income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. As of December 31, 2020 and 2019, the Company has recorded no unrecognized tax benefits. Additionally, the Company does not expect any unrecognized tax benefits to change significantly over the next twelve months. The Company is generally no longer subject to tax examinations relating to US federal tax returns for years prior to 2018.

The Company is subject to Texas margin tax, which is accounted for as an income tax and other state income taxes. Income tax expense was $12,950 and $4,911 for the years ended December 31, 2020 and 2019, respectively.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize on its balance sheet a right-of-use asset and a lease liability under most operating leases. This ASU is effective for new leases entered into after January 1, 2022. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of this ASU 2016-02 will have on its financial position, results of operations, or cash flows.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2020 and 2019:

	2020	2019
Equipment	$ 6,070	$ 6,070
Vehicles	16,936	16,936
Computers and software	35,589	35,589
Subtotal	58,595	58,595
Less: accumulated depreciation	(40,926)	(32,594)
	$ 17,669	$ 26,001

Depreciation expense for the years ended December 31, 2020 and 2019 was $8,332 and $12,616, respectively.

Note 5 – Inventory

Inventory consists of the following at December 31, 2020 and 2019:

	2020	2019
Finished goods	$ 1,057,288	$ 1,506,161
Less: Inventory reserve	(140,738)	(135,073)
	$ 916,550	$ 1,371,088

Note 6 – Notes Payable

In September 2019, the Company entered into a loan and security agreement with two investors and issued a total of $1.5 million of notes payable ("Notes 1 & 2"). Notes 1 & 2 mature in September 2021 and carry an interest rate of 10%. Interest payments are required monthly. Notes 1 & 2 can be increased by $1.0 million at the discretion of the investors. Notes 1 & 2 are collateralized by all the assets of the Company. As of December 31, 2020 and 20219, the total outstanding balance of Notes 1 & 2 was $1,500,000.

In conjunction with the issuance of Notes 1 & 2, the Company issued 106,886 warrants to purchase Common Units at an exercise price of $0.29 per share. The warrants expire in September 2029. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company used an estimated volatility of 30%, expected dividend yield of 0%, average risk free rate of 2.0% and an expected term of 10 years as its variables in its Black-Scholes calculation for the value of the common warrants issued. The fair value of warrants granted was $13,131, which will be recorded as a debt discount on Note 1 & 2 and amortized over the term of Notes 1 & 2. During the years ended December 31, 2020 and 2019, the Company recognized additional interest expense of $6,566 and $1,915 related to the warrant issuance. The debt discount remaining to be amortized as of December 31, 2020 and 2019 was $4,650 and $11,216, respectively.

In April 2020, the Company entered into an additional $850,000 promissory note ("Note 3") with one of the holders of Notes 1 & 2. Note 3 has a 12% interest rate and requires monthly interest payments. Note 3 had an initial maturity date of September 2020, which was extended to December 31, 2021. During 2020, the Company repaid $425,000 on Note 3. Note 3 has an outstanding balance as of December 31, 2020 of $425,000. In May 2021, the outstanding balance and accrued interest was paid in full.

Note 6 – Notes Payable (continued)

In conjunction with Note 3, the Company issued a warrant to purchase 122,124 Common Units at an exercise price of $2.26 per share. The warrants expire in April 2030. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company used an estimated volatility of 30%, expected dividend yield of 0%, average risk free rate of 2.0% and an expected term of 10 years as its variables in its Black-Scholes calculation for the value of the common warrants issued. The fair value of warrants granted was $8,100, which will be recorded as a debt discount on Note 3 and amortized over the term of Note 3. During the year ended December 31, 2020, the Company fully recognized the additional interest expense of $8,100 related to the warrant issuance.

See combined maturity schedule of notes payable and convertible notes payable in Note 7.

Note 7 – Convertible Notes Payable

In September 2020, the Company issued convertible notes payable to two individuals for a total of $200,000. The convertible notes payable permit the holder to convert into membership units at the lowest per share purchase price in a qualified financing (as defined in the convertible note payable agreement) multiplied by 80%. The Company recorded a beneficial conversion feature of $40,000 related to the discount, which will be amortized to interest expense over the term of the convertible note payable. As of December 31, 2020, the remaining discount is $21,583 and $18,417 has been recorded as interest expense during the year ended December 31, 2020. The convertible notes payable carry a 5% interest rate and mature in September 2022. As of December 31, 2020, the total outstanding balance of the convertible notes payable was $200,000.

The combined maturity schedule for notes payable and convertible notes payable is as follows:

Year ended December 31,	
2021	$ 1,925,000
2022	200,000
	$ 2,125,000

Note 8 – PPP Note Payable

In April 2020, the Company received a Paycheck Protection Program ("PPP") loan from the United States Small Business Administration for $313,500. The PPP loan has an interest rate of 1.0% and is due in two years. However, if the Company meets certain criteria related to the use of funds and maintains employment levels, then potentially all of the loan principal and accrued interest will be forgiven and no repayment will be required. In May 2021, the PPP loan was forgiven by the Small Business Administration and the Company will record a gain on the forgiveness of debt during the year ended December 31, 2021.

Note 9 – Stock Subscription Payable

In October 2020, the Company entered into a crowdfunding offering with WeFunder Portal, LLC ("WeFunder"). The Company is offering Series B-1 Preferred Units for $5.19 per unit for the first 77,096 units sold and $5.3673 per unit for all remaining units sold. WeFunder will be entitled to receive a 6.5% commission fee for all cash proceeds collected.

Note 9 – Stock Subscription Payable (continued)

As of December 31, 2020, the Company has received $499,481 of net cash proceeds from WeFunder and will issue 98,683 Series B-1 Preferred Units upon the completion of the offering. The Company has recorded the cash received as a stock subscription payable as the offering is still active and the Series B-1 Units have not been issued. The Company will issue one unit certificate to WeFunder for administrative purposes when the offering is complete, which occurred in June 2021.

Note 10 – Common and Preferred Units

In October 2020, the Company approved the 5th Amended and Restated Limited Liability Company Agreement ("LLC Agreement"). The LLC Agreement authorized Common Units, Series Seed Preferred Units, Series A Preferred Units, Series B Preferred Units and Series B-1 Preferred Units and Profits Interests (as described in Note 8). The LLC Agreement does not limit the number of Units available for issuance.

As of December 31, 2020, the total number of Common Units, Series Seed Preferred Units, Series A Preferred Units, Series B Preferred Units outstanding are 3,738,547, 1,704,075, 2,158,539 and 2,130,577, respectively. There are no Series B-1 Preferred Units outstanding as of December 31, 2020.

During 2019, the Company issued a bridge note payable for $113,379. The bridge note carried a 5% interest rate and was convertible into Series B Preferred Units. In 2019, the bridge note was converted into $113,379 of Series B Preferred Units.

During 2019, the Company issued 1,166,972 of Series B Preferred Units and received cash proceeds of $2,990,655.

Liquidation preferences – In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Units, on a pro rata basis, will receive a return of their initial capital contribution until the unreturned capital equals zero.

After distributions pursuant to the liquidation preferences noted above, all Common Unit holders shall participate in additional distributions, pro rata.

Company Managers - The Common Unit holders (voting as a single class) are entitled to elect two of the Company's Managers, the Series Seed Preferred Unit holders are entitled to elect one of the Company's Managers, and the Series A Preferred Unit holders are entitled to elect one of the Company's Managers. After the Common and Preferred Managers are in office, the four Managers are entitled to designate one additional Manager.

Note 11 – Profits Interest

In accordance with the 5ᵗʰ Amended and Restated Limited Liability Company Agreement, the Company has reserved 421,680 common units for issuance of Profits Interests. The board of directors of the Company can issue the Profits Interests to employees, consultants and other service providers of the Company. Holders of Profits Interests awards are entitled to distributions on a pari passu basis with common unit holders, subject to any applicable threshold values set forth in their Profits Interest agreements. The threshold is determined by the board of directors of the Company. All holders of Profits Interest awards are required to execute a voting proxy and transfers their Common Unit voting rights to the Managers' of the Company. The Profits Interest awards are subject to vesting and the holders receive distributions only if the amount distributed is in excess of the applicable threshold values. Employees vest in the award at the discretion of the board of directors of the Company based on the employees award agreement or may be fully vested at the timing of the award grant. Vested Profits Interest awards are retained by the employee if their employment is terminated, except in the case of termination for cause or a violation of confidentiality agreements.

As of December 31, 2020, the Company has 91,283 Profits Units awards available for issuance.

In the event of a change in control of the Company, an unvested Profits Interest will become fully exercisable and fully vested.

The fair value of each Profits Interest award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company used an estimated volatility of 28%, expected dividend yield of 0%, average risk-free rate of 0.44% and an expected term of 6.25 years as its variables in its Black-Scholes calculation of Profits Interest compensation expense granted during the year ended December 31, 2020. The weighted average fair value per share of Profits Interest units granted during the year ended December 31, 2020 was $0.19. There were no awards issued during 2019.

The Company recognized $13,699 and $8,919 in Profits Interest compensation for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the Company has $21,998, in unamortized compensation costs related to non-vested Profits Interest awards that it expects to be recognized in future periods.

A summary of the Company's Profits Interest activity and related information for the years ended December 31, 2020 and 2019 is as follows:

	Number of Profits Interests	Weighted Average Price per Unit
Outstanding at December 31, 2018	260,495	$ 2.17
Granted	-	-
Exercised		-
Cancelled		-
Outstanding at December 31, 2019	260,495	$ 2.17
Granted	103,818	0.66
Exercised	-	-
Cancelled	(33,916)	2.26
Outstanding at December 31, 2020	330,397	$ 1.84

Note 11 – Profits Interest (continued)

The following table summarizes information regarding Profits Interest outstanding and vested at December 31, 2020:

Year	Threshold Price	Outstanding	Vested
2016	$2.81	31,137	31,137
2016	$2.39	4,270	4,270
2017	$0.00	63,345	63,345
2017	$2.26	127,827	100,930
2020	$0.66	103,818	20,235
Total	$1.84	330,397	219,917

Note 12 – Mirror Unit Plan

In November 2017, the Company adopted the Mirror Unit Plan (the "Mirror Plan"). The Mirror Plan has been amended on several occasions since adoption, including most recently in October 2020. Under the Mirror Plan, the Managers of the Company may grant employees of the Company certain rights to receive cash or unit bonuses in the event of a change of control or liquidation event of the Company. Awards under the Mirror Plan are purely discretionary. Employees vest in the award at the discretion of the Managers of the Company based on the employees award agreement or may be fully vested at the timing of the award grant. Unvested awards vest upon the occurrence of a triggering event, as defined in the Mirror Plan. As a change of control event is not certain to occur and the Mirror Units are not an equity instrument of the Company, the Company has not assigned any value to the awards as of December 31, 2020. The maximum number of units available for grant under the Mirror Plan is 762,497. As of December 31, 2020, the Company has a total of 570,787 units outstanding, with 191,710 available for issuance. Cancelled units are available for re-issuance. Vested units are not cancelled upon the participants' termination of employment with the Company. As of December 31, 2020, 281,246 of the outstanding awards are vested.

Note 13 - Commitments and Contingencies

Lease arrangements
The Company has an operating leases for their office facilities that expires in February 2021. Future minimum lease payments under these leases as of December 31, 2020 are as follows:

Year ended December 31,	
2021	$ 3,510
	$ 3,510

Rent expense on the Company's operating leases was $20,478 and $5,129 for the years ended December 31, 2020 and 2019, respectively, and is included in general and administrative expense.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Note 13 - Commitments and Contingencies (continued)

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

COVID-19
On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent auditors' report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in 2021.

Note 14 - Concentrations

Deposits of cash held in US banks sometimes exceed federally insured limits; however, the Company has not experienced any losses on its deposits. Accounts receivable are generally unsecured. The Company performs ongoing credit evaluations of customers and generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary.

The following is a summary of the percentages of revenue and accounts receivable related to customers as of and for the year ended December 31, 2020:

	Percentage of Revenues	Accounts Receivable
Customer A	11%	0%
Customer B	6%	5%
Customer C	4%	4%
Customer D	6%	5%
Customer E	4%	10%

The following is a summary of the percentages of revenue and accounts receivable related to customers as of and for the year ended December 31, 2019:

	Percentage of Revenues	Accounts Receivable
Customer A	1%	16%
Customer B	8%	15%
Customer C	4%	11%
Customer D	5%	10%
Customer E	6%	9%

Note 15 – Capital Contribution Payable

In the years prior to 2019, the Company received $170,000 in member contributions but did not issue units related to the cash received. In January 2021, the Company issued 6,794 Series B-1 Units to one member in exchange for $20,000 of capital contribution payable and $1,272 of accrued interest. The Company intends to return the remaining $150,000 in member contributions during 2021.

Note 16 – Subsequent Events

The Company has evaluated subsequent events through November 1, 2021, the date the financial statements were available to be issued.

In January 2021, the Company exchanged $200,000 of convertible notes payable and $9,931 of accrued interest for 67,050 Series B-1 Units.

In January through May 2021, the Company received $866,362 of net proceeds from WeFunder, which is recorded as a Stock Subscription Payable, which is in addition to the $499,481 received during 2020. In June 2021, the Company relieved the total Stock Subscription Payable of $1,435,143 and issued 269,919 Series B-1 Units.

In January through May 2021, the Company received $899,973 and issued 167,677 shares of Series B-1 preferred units.

In 2020, the Company filed a lawsuit against a large alcoholic beverage company asserting that their use of a certain brand name violated the Company's trademark for its similarly named product. In March 2021, the Company and the large alcoholic beverage company agreed to confidentially settle the dispute and the Company will receive a $500,000 cash payment and assign the Company's trademark to the large alcoholic beverage company. The Company received the $500,000 cash settlement in May 2021.